September 1, 2009

Mr. John Lucas
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Auror Capital Corp.
Post-Effective Amendment No.1 to Form SB-2 on Form S-1
Filed July 28, 2009
File No. 333-142895

Dear Mr. Lucas:

On behalf of Auror Capital Corp. (the ''Company''), we have today filed via the EDGAR system, Post Effective Amendment No. 2 (the “Second Amendment”') to the above-captioned Registration Statement in response to the comments in your letter dated August 24, 2009. The responses below are in direct correlation to your numbered comments.

General

1.             In future filings, please ensure that you furnish a redline version marked against the last version of the document filed on EDGAR. In this regard, we note substantial changes to the "Our Business" section found on page 4 and in the "Risk Factors" section that were not marked as having been changed.

We acknowledge that a redlined version should have been submitted with Amendment No. 1, and will furnish a redlined version with any and all subsequent Amendments.

Prospectus Cover Page

2.             We note that you list 4,000 less shares than were listed in your original registration statement on Form 8B-2, which we declared effective on May 30, 2007. In addition, we note your disclosure that you issued 362,500 shares in private placement transactions on December 12, 2006 and February 7, 2007. In your SB-2, you state that 366,500 shares were issued in these transactions. Please clarify or revise. In addition, please file a legal opinion that opines on the shares being registered.

The original Registration Statement on Form SB-2 which was declared effective on May 20, 2007 contained an error in the number of shares owned by shareholder Kent Craig. The original Registration Statement erroneously showed that Mr. Craig was the owner of 8,000 shares of the Company’s common stock. Mr. Craig actually owned 4,000 shares of common stock. The error was discovered after May 30, 2007 and was correctly stated in subsequent filings. We are further attempting to correct that error in the Company’s Post Effective Amendment.

744 Otay Lakes Road, #143	Tel. 619.475.7882
Chula Vista, CA 91910	Fax. 619.512.5184

Mr. John Lucas
September 1, 2009
P a g e | 2

The Company also filed an updated opinion letter with the Post Effective Amendment No. 1.

Description of Business, page 29

3.             You refer to the Mount Knowledge product as "patent-pending." However, Exhibit A to Exhibit 10.2 suggests that the product is patented, and on page 30 you state that you are substantially dependent on the ability of Mount Knowledge to maintain "copyright protection of the software products." Please clarify whether the Mount Knowledge products to which you have a license are protected by patents, have patents pending, or are merely subject to copyright protection. If the product is the subject of a patent, please state the importance of the patent to your business, as well as the patent's duration and effect. See Item 101(c)(iv) of Regulation S-K.

The term “patented” in the License Agreement filed as Exhibit A to Exhibit 10.2 was erroneous. Mount Knowledge’s “Real Time Learning And Self Improvement Educational System and Method” software (referred to as “Syntality” is currently patent pending. We have clarified throughout Amendment No. 2 that the patent was pending and also added the requested information about patent and copyright information under “Patents, Trademarks, and Copyrights.”

4.             Please provide objective support for the following claims:

          •           The RTSL program turns "information into knowledge at up to 300% faster than traditional methods"; and

          •           ”All the learning software on the market today offer less than 40% of what Mount Knowledge can offer ... in terms of features and functionality."

These statements originated from Mount Knowledge. Accordingly, they were removed from the Registration Statement because we could not provide “objective” support.

5.             Provide a basis for your statement that Mount Knowledge's "learning engine solution is being used by students from elementary, high school to colleges and MBA courses."

This statement originated from Mount Knowledge. Accordingly, it was removed from the Registration Statement because we could not provide “objective” support.

Competition, page 29

6.             Please revise your prospectus to remove references to natural resources exploration. In this regard, we note your statement in this section that your competitors may have "resource properties of greater quality and [attract] prospective investors to finance the development of such properties on more favorable terms." In addition, we note your disclosure on page 33 that you do not anticipate earning revenues until you are able to acquire an interest in a mineral or oil and gas property.

Mr. John Lucas
September 1, 2009
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We have deleted all references to natural resources exploration in the section entitled Competition and further have further removed the reference to acquisition of interest in mineral or oil and gas property on former page 33.

Management's Discussion and Analysis, page 30

Plan of Operations, page 30

7.             Please revise your disclosure to provide a specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone, and the expected sources of such funding. Please refer to Item 101 (a)(2) of Regulation S-K.

As requested, we have revised the Registration Statement to include a section on milestones within the section entitled Management’s Discussion and Analysis or Plan of Operations.

8.             Please provide a more detailed description of how the RTSL program functions and why you believe that the lessons it creates surpass established, competitive learning products such as Rosetta Stone, Kaplan, etc.... Further, describe the similarities and differences between your product and your competitors'. To the extent you can, refer to independently verifiable information.

In response to this comment, we have removed the above-mentioned statements. These statements originated from Mount Knowledge. Accordingly, they were removed from the Registration Statement because we could not provide “objective” support.

9.             Provide the basis of your statement that "Based upon the overall size of the market and predictions from initial sales and marketing efforts, the market share available to us and our products may potentially reach 300 million users, including individuals, students, and employees of international companies over the next 5-10 years." Discuss the specific initial sales and marketing efforts that have been undertaken to arrive at the 300 million users prediction. Similarly, provide a basis for your estimate that your "addressable market is ESL/TOEFL and Self Improvement learners or approximately 500 million users for up to 30 minutes of usage per day."

In response to this comment, we have removed the above-mentioned statements. These statements originated from Mount Knowledge. Accordingly, they were removed from the Registration Statement because we could not provide “objective” support.

Mr. John Lucas
September 1, 2009
P a g e | 4

Enterprise Customers, page 32

10.           Disclose your basis for stating that you have received "significant interest from major corporations, public schools, government agencies and professional organizations worldwide" regarding your specific product.

In response to this comment, we have removed the above-mentioned statement. This statement originated from Mount Knowledge. Accordingly, it was removed from the Registration Statement because we could not provide “objective” support.

11.           Provide a basis for your statement that you "will be the ONLY Company that offers a patent pending technology that provides a completely integrated Real Time Self Learning (RTSL) Intelligent multimodal educational and training system that saves 630 Million English language learners at least $500US by NOT having to buy extra books or tutoring services."

In response to this comment, we have removed the above-mentioned statement. This statement originated from Mount Knowledge. Accordingly, it was removed from the Registration Statement because we could not provide “objective” support.

Partnerships and Distribution Alliances, page 32

12.           Please provide more information regarding the "exclusive partnership" you have established in China, including any material terms, commitments, or agreements. File any agreements that you have.

Reference to the Company’s “exclusive partnership” was removed from the “Partnerships and Distributions Alliances”, former page 32. We have also amended the Registration Statement to describe in detail the Company’s anticipated partnership with MtK’s Sales Agent in China. Detailed information is now included in the “Background Information” sub-section in the “Milestones” section. We have also amended one of the Risk Factors to more accurately state the current status of the agreement with MtK’s exclusive Sales Agent in China.

Technology Partners, page 32

13.           Explain why you believe you will be able to partner with these large, established companies. Unless you have some agreement, preliminary or otherwise, remove reference to these industry-leading companies, as this could lead investors to believe that you have relationships with these companies when you do not.

In response to this comment, we have removed this statement from the Registration Statement.

Mr. John Lucas
September 1, 2009
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Results of Operations, page 33

14.           Given that you have not generated revenues to date, provide the basis for your statements that "The Company generates revenue through direct sales and annual license fees from end users. This direct sale fee supports software licenses, hosting and ongoing support and maintenance. The Company's consumer consists of Individuals, Schools and/or other Business Enterprise purchasers."

In response to this comment, the Company has been modified to accurately represent the Company’s anticipation of generating revenues.

15.           We note your disclosure that "The Licensor recently released its commercial 'Complete English Real Time Self Learning Intelligent System™'. Since its release, the product line has seen significant demand from various schools, business and potential sales partners throug1lout Canada and China." Given your disclosure that you were granted exclusive world-wide license to all intellectual property owned by Mount Knowledge, please explain how Mount Knowledge is able to release its own product line using its Real Time Self Learning technology. Discuss the relationship between the "Complete English Real Time Self Learning Intelligent SystemTM" and the products you intend to market in connection with the exclusive license. Discuss whether the "first annual license agreement with the Toronto District School Board" currently is in effect, and whether you have been assigned the rights to this agreement.

In response to this comment, we have deleted references to the Toronto District School Board and further have stated in better detail the anticipated assignment of MtK’s exclusive contract with the Chinese Sales Agent in the “Milestones” section under “Management’s Discussion and Analysis of Operations.

Please feel free to contact me via telephone at 619.475.7882 if you should have any questions regarding our responses above.

cc:        Mr. Ian McBean, President (via email only)